Exhibit 99.12

CONSENT OF KEN JONES

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F (“Annual Report”) being filed by B2Gold Corp. (the “Company”), for the year ended December 31, 2023, including any amendments or exhibits thereto, and the references to, and the information derived from, (i) the report titled “Fekola Complex, Mali, NI 43-101 Technical Report” dated effective December 31, 2023, (ii) the report titled “Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations” dated effective December 31, 2016, and (iii) the report titled “Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report” dated effective December 31, 2018, and in each case, to the references, as applicable, to the undersigned's name, as an expert or qualified person in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of B2Gold Corp. if applicable, as amended.

/s/ Ken Jones
Ken Jones, Director, Sustainability, Engineering/Operations
March 14, 2024